Mail Stop 0409

December 3, 2004

Frederick H. Krause, Esq.
Las Vegas Sands Corp.
3355 Las Vegas Boulevard South
Las Vegas, Nevada 89109

      Re:	Las Vegas Sands Corp.
		Amendment No. 2 to Registration Statement on Form S-1
      filed November 22, 2004
		File No.  333-118827

Dear Mr. Krause:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-11

General
1. We have reviewed your response to our prior comment number 2 and the additional supporting materials you have supplied for the statements on pages 1 and 79 that you are one of the most successful properties on the strip based upon revenues. It appears that the articles you have provided only indicate your position based upon cash flows and hotel revenue in the first quarter of 2004 and based upon adjusted cash flow for 2003. Please revise your disclosure to more accurately reflect the supporting materials you have provided.


Prospectus Summary, pages 1- 15
2. We have reviewed your revisions in response to our prior comment number 3. Please revise your disclosure further to clarify that the terms "we" and "our" in the following places actually mean Las Vegas
Sands Opco:
* Page 2, second full paragraph, the first sentence.
* Page 3, first and second paragraphs, the first sentence and the penultimate sentence of the third paragraph.

Cover Page
3. Please revise the cross-reference to the risk factors to substitute "risks" for "factors" so that it informs investors of the page to "read about risks" rather than "factors" they should consider.

Benefits to Affiliates, Page 7
4. We note from your response to comment 4 that since an entity controlled by Mr. Adelson already provided the administrative services the assignment to another entity controlled by Mr. Adelson will not result in any additional benefits to Mr. Adelson and the companies he controls. However, we reissue the comment in light of the fact that an entity controlled by Mr. Adelson will receive the benefit of the administrative services agreement rather than an independent third party.

Risk Factors, pages 16 - 39

Risks Related to our Business, pages 16 - 23
The terms of our debt instruments may restrict our current and future operations, particularly our ability to finance additional growth, respond to changes or take some actions, pages 19 - 20
5. We have reviewed your new disclosure in response to our prior comment number 12. Because you have phrased your disclosure in terms of exceptions from the limitations imposed by your debt instruments, it tends to mitigate the risk presented. In addition, the amount of detail you have provided tends to obscure the risk presented. It appears that your debt instruments generally limit your ability to incur additional debt and liens to not more than that which is already permitted by your existing debt instruments. Please simplify your disclosure to reflect this, if true.


Management`s Discussion and Analysis of Financial Condition and
Results of Operations, 56 - 82

Nine Months Ended September 30, 2004 compared to the Nine Months
Ended September 30, 2003, pages 63 - 67

Operating Expenses, page 66
6. We note that the 266:1 stock split to be affected in conjunction with the holding company merger has been presented in the pro forma financial statements, but not retroactively in the consolidated balance sheets and elsewhere in the prospectus. Please advise us of what consideration you gave to retroactively presenting the stock split in accordance with SAB Topic 4C. Where appropriate, consider expanding your disclosure to include the effects of the stock split to make your disclosures more meaningful to investors. For instance, when discussing the fair value of your common stock as it relates to the recent option grants, disclose the stock prices and number of shares on a post-merger pro forma basis.
Legal Proceedings, pages 118 - 121
7. Refer to your new disclosure on page 121 related to the Interface
Group Nevada litigation. Please revise your disclosure to include a description of the factual basis for the 6 counterclaims Interface has filed against the plaintiff in this matter.

Las Vegas Sands Corp. 2004 Equity Award Plan, pages 131 - 136
8. We note your new disclosure on page 132 related to certain options you will issue upon consummation of the offering. Please provide additional details related to the vesting schedule of the options, as well as terms of exercise and other material terms. If any of the options vest immediately, please revise your officer and director beneficial share ownership table on page 140 to reflect any options that vest within 60 days.

Las Vegas Sands, Inc. Notes to Condensed Financial Statements

Note 1 - Organization and Business of Company, page F-55
9. We note your reference to the consolidated financial statements contained in Amendment No. 1 to your registration statement. Please supplementally advise us why you have not referenced the financial statements in the current amendment or revise your disclosure accordingly.
Tax Opinion
10. We note from your response to comment 30 that you have revised the tax opinion to state without qualification that the discussion set forth under the taxation section constitutes the opinion of counsel. However, we continue to believe that the portions of the taxation section that constitute counsel`s opinion remain unclear. As previously noted, in order to use a short-form tax opinion, the opinion of counsel must be clearly set forth in the taxation section, and the text of the taxation section must specifically highlight the provisions and conclusions that constitute counsel`s opinion. Currently, that section does not clearly delineate which portions of the section are the opinion of counsel. Please revise to provide a long-form tax opinion or revise the section on taxation to clearly identify the portions that constitute counsel`s opinion.

Directed Share Program Materials
11. We note from your response to our previous request for information about your DSP that Citigroup Global Markets Inc. intends to allow potential participants in the DSP to participate in the
DSP
through a website. Please provide us with screen shots of the proposed website and provide more details about how potential participants will receive information about the website.
12. We note from your directed share program materials that the
DSP
will include offers of shares to family and friends of the
company`s
officers, directors and shareholders, and certain suppliers, vendors
and business associates.  Please clarify and revise your
prospectus
disclosure on page 180 to further describe the business associates
that may participate in the directed share program.   In addition,
if
any of the shares in the directed share program are to be offered to officers or directors of the company, please ensure that your officer and director beneficial share ownership table on page 140 of your prospectus reflects all shares to be allocated to them in the DSP, since the officer or director may have the ability to purchase those shares within 60 days.
13. Please revise the first full paragraph on the second page of the
DSP letter from Smith Barney Citigroup and the last sentence of the fourth paragraph of acknowledgements on the Indication of Interest form to clarify that a shareholder may elect not to purchase any shares in the DSP when contacted after pricing.


*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kristi Beshears, Staff Accountant, at 202-
824-
5346 or Linda van Doorn, Senior Assistant Chief Accountant, at
202-
942-1964 if you have questions regarding comments on the financial statements and related matters. Please contact Amanda McManus, Attorney-Advisor at 202-942-7184 or me at 202-942-1766 with any other questions.


Sincerely,


Elaine Wolff
Branch Chief

cc:	John C. Kennedy, Esq. (via facsimile)
	Paul, Weiss, Rifkind, Wharton & Garrison LLP

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Las Vegas Sands Corp.
Page 5